UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

Date of Report July 10, 2006

Commission File No. 0-29004

NOVATEL INC.
1120 - 68th Avenue N.E., Calgary, Alberta, Canada  T2E 8S5

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ☐   No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-N/A.

A copy of the Registrant’s Quarterly Report for the three month period ended March 31, 2006, is furnished herewith and is incorporated by reference into the following Registration Statements:

Registration Statement on Form S-8 #333-6500
Registration Statement on Form S-8 #333-6502
Registration Statement on Form S-8 #333-9216
Registration Statement on Form S-8 #333-98603

EXHIBITS

The following information is furnished to the SEC:

No.	Document

(1)	Quarterly Report (including financial statements) of NovAtel Inc for the three month period ended March 31, 2006.

(2)	Certifications of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVATEL INC.

Dated: July 10, 2006	By: /s/ WERNER GARTNER
	Name:	Werner Gartner
	Title:	Executive Vice President and
Chief Financial Officer